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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):

     |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the fiscal year ended December 31, 2001

                                       OR

     |_| Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)

     For the transition period from                 to
                                        ---------------    --------------

     Commission file number:  1-11083

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                         401(k) Retirement Savings Plan

                     (formerly Boston Scientific Corporation
                              401(k) Savings Plan)


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537

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                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          BOSTON SCIENTIFIC CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN
                     (FORMERLY BOSTON SCIENTIFIC CORPORATION
                              401(K) SAVINGS PLAN)



                          YEAR ENDED DECEMBER 31, 2001

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          BOSTON SCIENTIFIC CORPORATION 401(K) RETIREMENT SAVINGS PLAN
          (FORMERLY BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN)

                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          YEAR ENDED DECEMBER 31, 2001




                                    CONTENTS


Report of Ernst & Young LLP, Independent Auditors.....................      1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits..................      2
Statement of Changes in Net Assets Available for Plan Benefits........      3
Notes to Financial Statements.........................................    4-8

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........      9

                Report of Ernst & Young LLP, Independent Auditors



401(k) Plan Committee
Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)


We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) (formerly Boston Scientific Corporation 401(k) Savings Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ ERNST & YOUNG LLP
Boston, Massachusetts
April 19, 2002
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          Boston Scientific Corporation 401(k) Retirement Savings Plan
          (formerly Boston Scientific Corporation 401(k) Savings Plan)

              Statements of Net Assets Available for Plan Benefits


                                                          December 31
                                              ----------------------------------
                                                  2001                  2000
                                              ------------          ------------

Assets
Investments                                   $285,569,203          $255,840,616

Receivables:
    Participant contributions                      785,529               891,223
    Employer contribution                        1,438,809               280,598
                                              ------------          ------------
       Total receivables                         2,224,338             1,171,821
                                              ------------          ------------

Net assets available for plan benefits        $287,793,541          $257,012,437
                                              ============          ============


















               See accompanying notes to the financial statements.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2001



Additions to net assets attributed to:
        Investment Income:
           Interest                                               $   2,059,236
           Dividends                                                  3,130,739
           Net depreciation in fair value of investments               (492,793)
                                                                  -------------
                                                                      4,697,182
        Contributions:
           Participants                                              32,749,940
           Employer                                                  12,087,610
                                                                  -------------
                                                                     44,837,550
                                                                  -------------
Total additions                                                      49,534,732

Deductions from net assets attributed to:
        Benefits paid to participants                                18,716,808
        Service fees                                                     36,820
                                                                  -------------
Total deductions                                                     18,753,628
                                                                  -------------
Net increase                                                         30,781,104

Net assets available for plan benefits:
        Beginning of year                                           257,012,437
                                                                  -------------
        End of year                                               $ 287,793,541
                                                                  =============







               See accompanying notes to the financial statements.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

                          Notes To Financial Statements

                                December 31, 2001

1.       DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) (formerly Boston Scientific Corporation 401(k) Savings Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies are available from the 401(k) Plan Committee.

GENERAL
The Plan is a defined contribution plan covering all eligible employees who have completed thirty days of service and have attained twenty-one years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS
A participant may contribute between 1% and 15% of his or her pretax annual compensation each year, as defined. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

The Plan was amended, effective January 1, 2000, to modify the Company matching contribution. The amount of the Company's matching contribution shall be equal to (i) 75% of the elective contributions made on behalf of the participant for the period which do not exceed 1% of the participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of the participant for the period which exceed 1% but do not exceed 4% of the participant's compensation.

The Plan was amended, effective January 1, 2001, to further modify the Company's matching contribution. The amount of the Company's matching contribution shall be equal to (i) 100% of the elective contributions made on behalf of the participant for the period which do not exceed 2% of the participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of the participant for the period which exceed 2% but do not exceed 4% of the participant's compensation.

In 1998, a Plan amendment established an investment fund to hold shares of Pfizer Inc. common stock transferred from the Pfizer Savings and Investment Plan for Schneider employees. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

                    Notes To Financial Statements (continued)

1.       DESCRIPTION OF THE PLAN (CONTINUED)

At the discretion of the Board, the Company may make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 2001.

PARTICIPANT ACCOUNTS AND VESTING
A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. The allocations of earnings are based upon each participant's account balance by fund in relation to all participants' account balances by fund. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

PARTICIPANT LOANS
A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Company's 401(k) Plan Committee. Interest rates on loans outstanding at December 31, 2001 ranged from 7.00% to 10.75%. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS
Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account, a variable or a fixed installment option. If a participant's balance is greater than a preset amount, he or she has the option of leaving the funds invested in the Plan. While employed at the Company, a participant may withdraw all or a portion of his or her 401(k) contributions to the extent necessary to meet a financial hardship, as defined. Effective May 1, 2002, the Plan will no longer provide for annuity or installment forms of distribution for employees (1) who terminate employment on or after that date or (2) who terminate their employment before that date and have not yet begun receiving their Plan benefits by that date.

The Plan also allows withdrawals from a rollover account, for any reason, and allows totally disabled participants, as defined in the long-term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 1/2.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

                    Notes To Financial Statements (continued)

1.       DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

                    Notes To Financial Statements (continued)

3.   INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                       December 31,
                                            --------------------------------
                                                2001                 2000
                                            -----------          -----------

        Boston Scientific Common Stock      $77,771,753          $42,040,677
        Vanguard 500 Index Fund              52,724,101           54,289,743
        Vanguard US Growth Fund              37,240,298           50,389,362
        Vanguard Retirement Savings Trust    24,363,100           18,235,862
        Pfizer Common Stock                  23,376,027           29,617,226
        Vanguard Wellington Fund             19,508,308           15,525,165
        Vanguard International Growth Fund         --             15,784,211

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $492,793 as follows:

        Mutual funds                  $(30,259,494)
        Common stock                    29,766,701
                                      ------------
                                      $   (492,793)
                                      ============

4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

          Boston Scientific Corporation 401(k) Retirement Savings Plan (formerly Boston Scientific Corporation 401(k) Savings Plan)

                   Notes To Financial Statements (continued)

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.  SUBSEQUENT EVENTS

Subsequent to year-end, assets totaling $3,679,155 from Company acquisitions made during 2001 were merged into the Plan.

          Boston Scientific Corporation 401(k) Retirement Savings Plan
          (formerly Boston Scientific Corporation 401(k) Savings Plan)
                                 EIN #04-2695240
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                   Current
Identity of Issue                          Shares or Units          Value
-----------------                          ---------------      -------------

   INVESCO:
     Dynamics Fund                                 572,892      $   9,126,164

*  Vanguard Group:
     500 Index Fund                                497,914         52,724,101
     Total Bond Market Index Fund                  863,759          8,758,513
     International Growth Fund                     925,282         13,888,480
     U.S. Growth Fund                            1,975,613         37,240,298
     Wellington Fund                               715,639         19,508,308
     Windsor II Fund                               378,018          9,673,479
     Retirement Savings Trust                   24,363,100         24,363,100

*  Boston Scientific Corporation
     Common Stock Fund                           3,224,368         77,771,753

   Pfizer Common Stock Fund                        586,600         23,376,027

*  Participants' notes receivable              7% - 10.75%          9,138,980
                                                                -------------

                                                                $ 285,569,203
                                                                =============
* Indicates party-in-interest to the Plan.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Boston Scientific Corporation
                                  401(k) Retirement Savings Plan


Date:    June 26, 2002       By:  /s/ Lawrence C. Best
                                  ----------------------------------------------
                                  Lawrence C. Best
                                  Plan Administrator and Senior Vice President -
                                  Finance and Administration and Chief Financial
                                  Officer of Boston Scientific Corporation